Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Fourth Fiscal Quarter and Fiscal Year Ended August 31, 2020

Fourth Fiscal Quarter of Fiscal Year 2020 results:

•                      Cash sales totaled RMB1,048 million, a sequential increase of 45.3%

•                      Net revenues totaled RMB1,011 million, a sequential increase of 35.7%, exceeding the high-end of the guided range of RMB900 million to RMB1.0 billion

•                      Average monthly student enrollments totaled 171,297, a sequential increase of 6.8% and a year-over-year increase of 8.0%

Fiscal Year 2020 results:

•                      Cash sales totaled RMB3,671 million

•                      Net revenues totaled RMB3,439 million

•                      Average monthly student enrollments totaled 170,995, up 8.0% from the prior year

•                      480 learning centers as of August 31,2020, increasing from 432 learning centers a year ago

SHANGHAI, November 23, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the leading premium K-12 after-school tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended August 31, 2020.

Highlights for the Fourth Fiscal Quarter Ended August 31, 2020

Recovered from COVID-19 lock-down, our learning centers gradually resumed offline operations and our students started to take offline classes since late May 2020. 98% learning centers resumed offline operations by September. During our fiscal Q4 from June to August 2020, our offline operations experienced a strong sequential recovery due to customer preference for our premium 1-on-1 tutoring service to effectively improve students’ exam results. Specifically, for our three core business units:

1.              OneSmart VIP (the leading premium K-12 1-on-1 business in China): In the quarter, net revenues from OneSmart VIP business were RMB792 million, representing a sequential increase of 44.7%, accounting for 78.3% of total net revenues in the quarter. Cash sales increased by 50.7% sequentially, and new student acquisitions achieved 79% sequential growth after our learning centers reopen. The average monthly student enrollments totaled 95,996, a sequential increase of 11.0%. On a like-for-like basis for pure 1on1 program, cash sales grew by 52.6% sequentially and 7.1% year over year, and the average monthly student enrollments increased by 14.8% sequentially.  In the fiscal year 2020, we strategically upgraded part of our existing study rooms for Elite VIP 1on1 program, which is priced 80% higher and expected to generate a higher margin.

2.              OneSmart Young Children Education: HappyMath (premium young children math education business) and FasTrack English (premium young children English education business): Net revenues from OneSmart Young Children Education business were RMB139.9 million, representing a sequential increase of 8.5%, accounting for 13.9% of total net revenues in the quarter. Cash sales increased 43.5% sequentially, and new student acquisitions achieved 89% sequential growth after our learning centers reopen. In the quarter, the average monthly student enrollments totaled 50,368, a year-over-year increase of 17.5%.

3.              OneSmart Online (the leading premium online education business in China): Online platform is complementary to offline business with same price in the form of OMO take-out service. The average monthly student enrollments of OneSmart Online business totaled 15,024 during the quarter, a sequential increase of 15.1%.

“Go Premium” Strategic initiatives and Progress

1.              OneSmart VIP: In the fiscal year 2020, we launched our premium Elite VIP product by leveraging our dedicated and powerful R&D experts’ capacities, addressing the customers’ needs of one-stop school admission planning. Elite VIP is priced 1.8 times of regular VIP product. This largely differentiates us from the tutoring course of pure score improvements by other providers. We will continue to roll out Elite VIP and expect to become a key growth driver and to optimize our revenues mix in the future years. In FY21, we will open 27 flagship VIP learning centers. As of mid-November, Elite VIP products accounted for 13% of total cash sales for the new fiscal Q1.

2.              OneSmart Young Children Education: We have launched the premium VIP products of “Practical Math Program (“PMP”) and MBA Kids English for HappyMath and FasTrack English, respectively, since FY21. PMP is priced 1.5 times of regular product and MBA Kids English is priced 1.7 times of regular product. We will also open 5 flagship learning centers for young children education in FY21. As of mid-November, cash sales for these premium VIP products picked up quickly and accounted for 10% of total cash sales for the new fiscal Q1.

3.              OneSmart Online: We continuously improve the functionalities to enhance customer experience through our online platforms. The upgraded live online classrooms meet the requirements of multiple class formats and enhance the interactive teaching results and visualized effects. The technology improvements also simplify our online class scheduling and administration as well as optimize the online teaching platform.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “As we started our new FY21 in September, we are excited to announce our ‘Go Premium’ strategy. The three pillars of the ‘Go Premium’ strategy will lay a solid foundation for our accelerated growth path in the next five years: 1) Continuous launch of innovative new products with higher price and constantly upgrade premium teaching and services; 2) Focus on key cities to maximize market shares and enhance premium learning center experience through continuous center upgrade; and 3) Premium brand building to gain consumer recognition of OneSmart being the representative of China’s premium education sector. Our Elite VIP program, addressing our premium customers’ core needs of one-stop school admission planning, is well-received by our customers after launching in FY20. The recent robust sales growth encourages us to accelerate the upgrade of learning centers and quality of teaching and services to catch the growing premium needs. In addition, we also launched the premium VIP products for young children education which is expected to drive the incremental growth and margin improvement in FY21.

With the consumption upgrade in China’s education sector, the premium K-12 education sector is an enormous underserved market. We will continue to launch our innovative products and services in response to customers evolving needs. As a leading premium tutoring service provider, we are confident to expand our market share in this fast-growing sector.”

Key Financial Results

(In thousands/RMB)

	4Q FY2020	3Q FY2020	4Q FY2019	QoQ change	YoY change
Net revenues	1,010,965	744,916	1,311,125	35.7%	-22.9%
Gross profit	369,797	262,276	643,992	41.0%	-42.6%
Operating (loss)/income	(136,730)	(77,430)	76,359	N.A.	N.A.
Non-GAAP operating (loss)/income	(106,408)	(39,453)	101,961	N.A.	N.A.
Net (loss)/income attributable to OneSmart	(164,413)	(454,061)	87,254	N.A.	N.A.
Non-GAAP net (loss)/ income attributable to OneSmart	(134,091)	(416,084)	112,856	N.A.	N.A.

	FY2020	FY2019	% of change
Net revenues	3,438,881	3,993,873	-13.9%
Gross profit	1,269,142	1,921,806	-34.0%
Operating (loss)/income	(383,621)	228,539	N.A.
Non-GAAP operating (loss)/income	(250,691)	300,071	N.A.
Net (loss)/income attributable to OneSmart	(724,774)	245,368	N.A.
Non-GAAP net (loss)/income attributable to OneSmart	(591,844)	316,900	N.A.

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “The Go Premium strategy is based on our in-depth understanding of consumer needs and market trend. It will further differentiate OneSmart from the mass market and strengthen our competitive advantages. OneSmart will re-accelerate our growth and reach RMB 10bn size by 2023 through the two primary growth drivers: product innovation and city scale-up. We expect the higher end Elite VIP product to take up 60% of our VIP business, to open 150-200 flagship centers, and our average ASP to double by then. The growth will be achieved in high quality and improved profitability as we will focus on the top 20 cities to achieve economy of scale, in addition to increased price.

We are proud to overcome the unprecedented challenge of COVID-19 and achieved fiscal Q4 net revenue growth of 35.7% from the prior quarter, which exceeds the high-end of the guided range. We completed fiscal year 2020 with net revenue decrease of only 13.9% from the pre-pandemic FY2019. More meaningfully, our new students and cash sales growth have been extremely robust during fiscal Q4. More recently, during September to mid-November 2020, the average purchase ticket size for OneSmart VIP business unit has grown by 74% compared to the same period last year driven by strong demand and customer endorsement and more premium product mix. These indicate the full recovery of our operations and strong revenue growth in the next few quarters when the new students gradually consume their class units in the peak tutoring seasons particularly March to June entrance exam period. We expect our revenue in fiscal year 2021 to reach above FY2019 level. We have resumed our learning center expansion and, in particular, we plan to open 32 high-end flagship learning centers in FY21, which will set a new standard for the industry.

Although our originally anticipated margin expansion is delayed by several quarters due to the pandemic. We now expect our margin to return to pre-pandemic level and expand in H2 FY21 driven by topline growth momentum, strong ASP increase and operating leverage as our city and center level ramp-up continues. In the past fiscal Q4, our gross margin decrease was primarily caused by one-off revenue drop due to COVID-19, coupled with increased teacher profile and improved learning centers to support premium product innovation. We also strategically increased marketing spending in fiscal Q4 to catch up acquisition efforts after center reopen and generated robust cash sales growth.”

Financial Results for the Fourth Fiscal Quarter Ended August 31, 2020

Net Revenues

Net revenues were RMB1,011.0 million (USD147.6 million), representing a sequential increase of 35.7% and a year-over-year decrease of 22.9%. The sequential increase was mainly due to a strong recovery after the resumption of our offline learning centers.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB1,147.7 million (USD167.6 million), representing a year-over-year decrease of 7.1%. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB1,117.4 million (USD163.2 million), representing a year-over-year decrease of 7.6%.

•                      Cost of revenues decreased by 3.9% year-over-year to RMB641.2 million (USD93.6 million). Due to our lean cost structure, we managed down the staff cost, partially offset by the increase in teacher cost, the rental cost and depreciation and amortization cost related to our premium product offerings and new center expansion and upgrade after the offline business is gradually back to normalcy;

•                      Selling and marketing expenses were RMB290.3 million (USD42.4 million), compared to RMB259.9 million during the same period last year. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB290.1 million (USD42.4 million), an increase of 11.6% from RMB259.9 million during the same period last year. The increase was primarily due to more spending on marketing activities after the offline operations resumed;

•                      General and administrative expenses decreased by 29.7% year-over-year to RMB216.2 million (USD31.6 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB186.1 million (USD27.2 million), a decrease of 34.0% from RMB282.1 million during the same period last year. The decrease was primarily due to our expense control policy to keep a healthy financial condition during the post-pandemic recovery.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB30.3 million (USD4.4 million) in the fourth fiscal quarter of 2020, compared with RMB25.6 million in the same period of the prior fiscal year.

Operating Income/Loss and Operating Margin

Operating loss for the quarter was RMB136.7 million (USD20.0 million), compared with operating income of RMB76.4 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared-based compensation, was RMB106.4 million (USD15.5 million), compared with Non-GAAP operating income of RMB102.0 million during the same period of the prior fiscal year.

Operating margin for the quarter was -13.5%, compared with 5.8% in the same period of the prior fiscal year. Non-GAAP operating margin was -10.5%, compared with 7.8% during the same period last year. The decrease of margin was mainly due to one-off revenue drop due to the impact of COVID-19, coupled with increased teacher profiles and improved center portfolio for our premium offerings, and increased marketing spending in FQ4 to catch up acquisition efforts after center reopen, which generated robust cash sales growth.

Income tax benefit was RMB10.7 million (USD1.6 million), compared with income tax expense of RMB44.1 million during the same period last year.

Net Income/Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB164.4 million (USD24.0 million), compared with net income of RMB87.3 million during the same period last year. Non-GAAP net loss attributable to OneSmart was RMB134.1 million (USD19.6 million), compared with net income of RMB112.9 million during the same period last year.

Capital Expenditures

Capital expenditures for the fourth fiscal quarter of 2020 were RMB15.8 million (USD2.3 million), a year-over-year decrease of 79.2% from RMB76.2 million in the fourth fiscal quarter of 2019. The decrease was mainly attributable to our adequate leasehold improvement and technology investments in prior quarters and disciplined cash flow control policy during the fiscal Q4.

Financial Position

As of August 31, 2020, the Company had cash and cash equivalents of RMB1,169.0 million (USD170.7 million), restricted cash of RMB187.2 million (USD27.3 million) and short-term investments of RMB475.8 million (USD69.5 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,541.0 million (USD371.1 million) at the end of the fourth fiscal quarter of 2020, representing increases of 7.7% and 17.1% from the end of the third fiscal quarter of 2020 and the fourth fiscal quarter of 2019, respectively.

Cash Flow

Net cash provided by operating activities in the fourth fiscal quarter of 2020 was RMB254.4 million (USD37.1 million).

Net cash used in investing activities in the fourth quarter of 2020 was RMB295.1 million (USD43.1 million).

Net cash provided by financing activities in the fourth quarter of 2020 was RMB72.1 million (USD10.5 million).

Financial Results for Fiscal Year Ended August 31, 2020

For fiscal year 2020, OneSmart reported net revenues of RMB3,438.9 million (USD502.2 million), representing a 13.9% decrease year-over-year.

Operating costs and expenses for fiscal year 2020 were RMB3,822.5 million (USD558.2 million), a 1.5% increase year-over-year. Non-GAAP operating costs and expenses for fiscal year 2020, which excluded share-based compensation expenses, were RMB3,689.6 million (USD538.8 million), representing a 0.1% decrease year-over-year.

Cost of revenues increased by 4.7% year-over-year to RMB2,169.7 million (USD316.9 million).

Selling and marketing expenses were RMB846.9 million (USD123.7 million), a 3.7% increase year-over-year. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB846.2 million (USD123.6 million), a 3.7% increase year-over-year.

General and administrative expenses decreased by 8.1% year-over-year to RMB805.9 million (USD117.7 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB673.6 million (USD98.4 million), a decrease of 16.4% from RMB806.0 million during the same period last year.

Operating loss for fiscal year 2020 was RMB383.6 million (USD56.0 million). Non-GAAP operating loss for fiscal year 2020 was RMB250.7 million (USD36.6 million).

Operating margin for fiscal year 2020 was -11.2%, compared to 5.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, was -7.3%, compared to 7.5% for the same period of the prior fiscal year.

Net loss attributable to OneSmart for fiscal year 2020 was RMB724.8 million (USD105.8 million). Non-GAAP net loss attributable to OneSmart for fiscal year 2020 was RMB591.8 million (USD86.4 million).

Outlook for First Quarter and Full Year of Fiscal 2021

Based on the latest estimates, we expect to generate net revenues of RMB600-700 million for FY21 Q1, as September to November is a traditionally low season for personalized tutoring services and the recent solid new students and cash sales growth typically take 1 to 2 quarters to translate into revenue recognition. We expect our full year revenue to reach above FY19 level. However, this outlook represents OneSmart’s current view, which is subject to change.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on August 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.8474 to USD1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 7:00 AM on November 23, 2020, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through November 30, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10149893

Additionally, a live and archived webcast of this conference call will be available at: http://ir.onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Our vision is to be the most trusted and heartful high-tech education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of August 31, 2020, OneSmart operates a nationwide network of 480 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

Christensen

In China

Mr. Andrew McLeod

Phone: +86-10-5900-1548

E-mail: amcleod@christensenir.com

In the US

Mr. Tip Fleming

Phone: +1-480-614-3004

Email: tfleming@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	August 31,	August 31,
	2019	2020	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,386,412	1,169,044	170,728
Restricted cash	—	187,241	27,345
Short-term investments	454,426	475,756	69,480
Amounts due from a related party	—	491	72
Prepayments and other current assets	578,787	344,869	50,364
Total current assets	2,419,625	2,177,401	317,989

Non-current assets:
Property and equipment, net	567,987	581,248	84,886
Intangible assets, net	168,622	277,953	40,592
Long-term investments	1,487,638	1,048,178	153,077
Operating lease right-of-use assets	—	1,481,196	216,315
Goodwill	815,052	1,446,442	211,240
Deferred tax assets	83,104	191,721	27,999
Amounts due from a related party	18,750	20,400	2,979
Other non-current assets	510,697	638,892	93,304
Total non-current assets	3,651,850	5,686,030	830,392

Total assets	6,071,475	7,863,431	1,148,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including Short-term loan of the consolidated VIEs without recourse to the Group of RMB249,876 and RMB789,550 (US$115,307) as of August 31, 2019 and August 31, 2020, respectively)	249,876	789,550	115,307
Amounts due from related parties (including Amounts due from related parties of the consolidated VIEs without recourse to the Group of nil and RMB14,447 (US$2,110) as of August 31, 2019 and August 31, 2020, respectively)	—	14,447	2,110
Long-term loan-short term portion (including Long-term loan-short term portion of the consolidated VIEs without recourse to the Group of RMB71,820 and RMB98,280 (US$14,353) as of August 31, 2019 and August 31, 2020, respectively)	71,820	295,433	43,145
Accrued expenses and other current liabilities (including Accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB750,164 and RMB642,674 (US$93,857) as of August 31, 2019 and August 31, 2020, respectively)	816,392	889,055	129,838
Income tax payable (including Income tax payable of the consolidated VIEs without recourse to the Group of RMB66,300 and RMB93,156 (US$13,605) as of August 31, 2019 and August 31, 2020, respectively)	81,397	97,720	14,271
Prepayments from customers (including Prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,170,766 and RMB2,540,980 (US$371,087) as of August 31, 2019 and August 31, 2020, respectively)	2,170,815	2,541,029	371,094
ROU liability-current (including ROU liability-current of the consolidated VIEs without recourse to the Group of nil and RMB430,088 (US$62,810) as of August 31, 2019 and August 31, 2020, respectively)	—	430,088	62,810
Total current liabilities	3,390,300	5,057,322	738,575

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB55,719 and RMB71,021(US$10,372) as of August 31, 2019 and August 31, 2020, respectively)	57,066	71,025	10,373
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB376,380 and RMB291,780 (US$42,612) as of August 31, 2019 and August 31, 2020, respectively)	1,345,754	1,023,151	149,422
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2019 and August 31, 2020, respectively)	—	239,659	35,000
Unrecognized tax benefit (including Unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB25,640 and RMB29,610 (US$4,324) as of August 31, 2019 and August 31, 2020, respectively)	29,442	29,610	4,324
Operating lease liabilities, non-current portion (including Operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of nil and RMB982,103 (US$143,427) as of August 31, 2019 and August 31, 2020, respectively)	—	982,103	143,427
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB43,440 and RMB23,084 (US$3,371) as of August 31, 2019 and August 31, 2020, respectively)	91,440	47,084	6,876
Total non-current liabilities	1,523,702	2,392,632	349,422

Total liabilities	4,914,002	7,449,954	1,087,997

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,146,103,947 issued and outstanding as of Aug 31, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and Aug 31, 2020, respectively)	16	16	2
Treasury stock	(203,759)	(274,648)	(40,110)
Additional paid-in capital	5,501,992	5,593,922	816,941
Statutory reserves	7,080	12,270	1,792
Accumulated deficits	(4,300,153)	(5,030,116)	(734,602)
Accumulated other comprehensive income	87,148	99,167	14,482
Total OneSmart International Education Group Limited shareholders’ equity	1,092,350	400,637	58,509
Non-controlling interests	65,123	12,840	1,875
Total shareholders’ equity	1,157,473	413,477	60,384

Total liabilities, non-controlling interests and shareholders’ equity	6,071,475	7,863,431	1,148,381

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended Aug 31,			For the year ended Aug 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,311,125	1,010,965	147,642	3,993,873	3,438,881	502,217
Cost of revenues	(667,133)	(641,168)	(93,637)	(2,072,067)	(2,169,739)	(316,870)
Gross profit	643,992	369,797	54,005	1,921,806	1,269,142	185,347

Operating expenses:
Selling and marketing (Note 1)	(259,915)	(290,295)	(42,395)	(816,658)	(846,883)	(123,679)
General and administrative (Note 1)	(307,718)	(216,232)	(31,579)	(876,609)	(805,880)	(117,691)
Total operating expenses	(567,633)	(506,527)	(73,974)	(1,693,267)	(1,652,763)	(241,370)
Operating income/(loss)	76,359	(136,730)	(19,969)	228,539	(383,621)	(56,023)

Interest income	64,445	2,959	432	81,207	37,393	5,461
Interest expense	(20,596)	(30,238)	(4,416)	(60,637)	(103,600)	(15,130)
Other income	17,042	14,177	2,070	82,836	93,894	13,712
Other expenses	(14,908)	(31,368)	(4,581)	(15,738)	(427,391)	(62,417)
Foreign exchange losses	386	78	11	(138)	(69)	(10)
Income/(loss) before income tax and share of net loss from equity investees	122,728	(181,122)	(26,453)	316,069	(783,394)	(114,407)

Income tax (expense)/benefit	(44,117)	10,722	1,566	(121,541)	37,785	5,518
Income/(loss) before share of net loss from equity investees	78,611	(170,400)	(24,887)	194,528	(745,609)	(108,889)

Share of net loss from equity investees	(19,860)	(1,810)	(264)	(28,325)	(17,977)	(2,625)

Net income/(loss)	58,751	(172,210)	(25,151)	166,203	(763,586)	(111,514)

Add: Net loss attributable to non-controlling interests	28,503	7,797	1,139	79,165	38,812	5,668

Net income/(loss) attributable to OneSmart’s shareholders	87,254	(164,413)	(24,012)	245,368	(724,774)	(105,846)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended Aug 31,			For the year ended Aug 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing	(16)	218	32	906	674	98
General and administrative	25,618	30,104	4,396	70,626	132,256	19,315
Total	25,602	30,322	4,428	71,532	132,930	19,413

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended Aug 31,			For the year ended Aug 31,
	2019	2020	2020	2019	2020	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss)	58,751	(172,210)	(25,151)	166,203	(763,586)	(111,514)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available-for-sale investments, net of tax	(84,801)	21,281	3,108	(35,161)	1,676	245
Foreign currency translation adjustment	(8,804)	19,665	2,872	(6,591)	10,343	1,511

Comprehensive income/(loss)	(34,854)	(131,264)	(19,171)	124,451	(751,567)	(109,758)
Add: Comprehensive loss attributable to non-controlling interests	28,503	7,797	1,139	79,165	38,812	5,668

Comprehensive income/(loss) attributable to OneSmart’s shareholders	(6,351)	(123,467)	(18,032)	203,616	(712,755)	(104,090)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended Aug 31,			For the year ended Aug 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	259,915	290,295	42,395	816,658	846,883	123,679
Share-based compensation expense in selling and marketing expenses	(16)	218	32	906	674	98
Non-GAAP selling and marketing expenses	259,931	290,077	42,363	815,752	846,209	123,581
General and administrative expenses	307,718	216,232	31,579	876,609	805,880	117,691
Share-based compensation expense in general and administrative expenses	25,618	30,104	4,396	70,626	132,256	19,315
Non-GAAP general and administrative expenses	282,100	186,128	27,183	805,983	673,624	98,376

Operating costs and expenses	1,234,766	1,147,695	167,611	3,765,334	3,822,502	558,240
Share-based compensation expense in operating costs and expenses	25,602	30,322	4,428	71,532	132,930	19,413
Non-GAAP operating costs and expenses	1,209,164	1,117,373	163,183	3,693,802	3,689,572	538,827

Operating income/(loss)	76,359	(136,730)	(19,969)	228,539	(383,621)	(56,023)
Share-based compensation expenses	25,602	30,322	4,428	71,532	132,930	19,413
Non-GAAP operating income/(loss)	101,961	(106,408)	(15,541)	300,071	(250,691)	(36,610)

Net income/(loss) attributable to OneSmart’s shareholders	87,254	(164,413)	(24,012)	245,368	(724,774)	(105,846)
Share-based compensation expenses	25,602	30,322	4,428	71,532	132,930	19,413
Non-GAAP net income/(loss) attributable to OneSmart	112,856	(134,091)	(19,584)	316,900	(591,844)	(86,433)